OFFICE OF THE SECRETARY OF STATE
OF THE STATE OF COLORADO

CERTIFICATE OF DOCUMENT FILED

I,   Jena Griswold   , as the Secretary of State of the State of Colorado, hereby certify that, according to the records of this office, the attached document is a true and complete copy of the

Articles of Organization

with Document # 20211344805   of

Kaptain LLC

Colorado Limited Liability Company

(Entity ID # 20211344805   )

consisting of   2   pages.

This certificate reflects facts established or disclosed by documents delivered to this office on paper through 07/26/2021 that have been posted, and by documents delivered to this office electronically through 07/27/2021 @ 11:19:35.

I have affixed hereto the Great Seal of the State of Colorado and duly generated, executed, and issued this official certificate at Denver, Colorado on 07/27/2021 @ 11:19:35 in accordance with applicable law. This certificate is assigned Confirmation Number 13327885   .



_____
Secretary of State of the State of Colorado

Colorado Secretary of State
ID#: 20211344805
Document #: 20211344805
Filed on: 04/07/2021 05:11:50 PM
Paid: $50.00

Articles of Organization for a Limited Liability Company

filed pursuant to § 7-90-301 and § 7-80-204 of the Colorado Revised Statutes (C.R.S.)

The domestic entity name of the limited liability company is Kaptain LLC

The principal office street address is 10127 West Dartmouth Place
Apt. 302
Lakewood CO 80227
US

The principal office mailing address is 10127 West Dartmouth Place
Apt. 302
Lakewood CO 80227
US

The name of the registered agent is Kirk Grant Magnuson

The registered agent's street address is 10127 West Dartmouth Place Apt. 302
Lakewood CO 80227
US

The registered agent's mailing address is 10127 West Dartmouth Place Apt. 302
Lakewood CO 80227
US

The person above has agreed to be appointed as the registered agent for this limited liability company.

The management of the limited liability company is vested in Members

There is at least one member of the limited liability company.

Person(s) forming the limited liability company

Kirk Grant Magnuson
10127 West Dartmouth Place
Apt. 302
Lakewood CO 80227
US

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of

each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., and, if applicable, the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

Name(s) and address(es) of the individual(s) causing the document to be delivered for filing

Kirk Grant Magnuson
10127 West Dartmouth Place
Apt. 302
Lakewood CO 80227
US